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                          January 18, 2024

       William Rhind
       Chief Executive Officer
       GraniteShares Platinum Trust
       c/o GraniteShares LLC
       222 Broadway, 21st Floor
       New York, NY 10038

                                                        Re: GraniteShares
Platinum Trust
                                                            Registration
Statement on Form S-1
                                                            Filed January 17,
2024
                                                            File No. 333-276531

       Dear William Rhind:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Crypto Assets
       cc:                                              W. Thomas Conner, Esq.